UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2025

Luis Peña
Chief Executive Officer
Evommune, Inc.
1841 Page Mill Road, Suite 100
Palo Alto, CA 94304

**Re: Evommune, Inc.**
**Amendment No. 1 to Draft Registration Statement on Form S-1**
**Submitted July 18, 2025**
**CIK No. 0002044725**

Dear Luis Peña:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1. We note the disclosure that was added with regard to the CIndU Phase 2 trial. Please revise your disclosure to remove your references to "positive" clinical data and "positive" topline results. Your disclosure should not imply that your product candidates will be found to be safe or effective by the FDA or comparable regulatory bodies and should not state conclusions regarding clinical trial data prior to approval.

Our Clinical Pipeline, page 3

2. We note your response to prior comment 5. Please revise to provide a more fulsome

discussion of any development activities conducted with regard to EVO756 for "Other Indications." To the extent you have conducted limited development for these indications, please explain why they are sufficiently material to your business to warrant inclusion in your pipeline table. Alternatively, remove any programs that are not currently material to your business from your pipeline table. Also, please disclose why the progress bar for chronic inducible urticaria is colored gray.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the Three Months Ended March 31, 2025 and 2024
Operating Expenses
Research and Development , page 97

3. We note your revised disclosure in response to prior comment 9 and reissue in part. Please elaborate on the increase in "other development programs."

Business
EVO756, Targeting MRGPRX2 for Chronic Inflammatory Diseases, page 111

4. We note your response to prior comment 11. Please revise, where appropriate, to explain your reasoning for characterizing the clinical and regulatory pathway for EVO756 as "efficient" given your statement appearing on page 162 claiming that you do not intend to pursue any accelerated approval pathways for your clinical candidates. Alternatively, remove this statement from the graphic on page 112.

5. We note your response to prior comment 12 and reissue in part. Please revise to include a brief discussion of the specific third-party studies you reference as supporting the rationale for targeting MRGPRX2 for chronic inflammatory diseases.

Figure 3: EVO756 FricTest Score Improvements and Other Efficacy Metrics, page 114

6. We note the addition of Figure 3 and the "Other Efficacy Metrics." Please clarify whether these "metrics" were established endpoints in the study. Please also delete the reference to "efficacy" as your disclosure should not imply that your product candidates will be found to be safe or effective by the FDA or comparable regulatory bodies.

Our Mission and Strategy, page 118

7. We note your response to prior comment 13 and reissue. Please remove any other references to EVO756 or EVO301 being potentially "best-in-class" or "first-in-class" from your registration statement, as these statements imply that your candidates are expected to receive FDA approval. We would not object to a general statement claiming, if true, that it is your goal to develop potential first-in-class and/or best-in-class drug products without specifically referring to your individual candidates.

Please contact Tara Harkins at 202-551-3639 or Sasha Parikh at 202-551-3627 if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Chris Edwards at 202-551-6761 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Minkyu Park, Esq.